2/27/15

SECURI[barcode] 15026628 ON

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# ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

| SEC FILE NUMBER |
|---|
| 8- 68298 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fourbridges Capital Advisors

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Company PLLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

X-A

FourBridges
CAPITAL ADVISORS

February 27, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Rhea Kemble Dignam, Regional Director
Securities and Exchange Commission
3475 Lenox Road, N.E., Suite 1000
Atlanta, GA 30326-1232

Re: EXEMPTION REPORT for SEC Rule 15c3-3 needed under SEC Rule 17a-5 for FourBridges Capital Advisors (SEC# 8-68298: CRD# 150806)

To whom it may concern:

FourBridges Capital Advisors ("FourBridges") is exempt from SEC Rule 15c3-3 under section (k)(2)(i) of the rule. The firm has met the identified exemption provisions throughout the most recent fiscal year without exception. FourBridges does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker. FourBridges does not hold funds or securities.

Sincerely,

Christopher D. Rowe
Chief Compliance Officer

p 423.266.7490
f 423.266.7081
www.fourbridgescapital.com
1300 Broad St. Suite 201 Chattanooga, Tennessee 37402
*Member FINRA/SIPC*